NO ACT

1E
3-11-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003539

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 13 2013

Washington, DC 20549

March 13, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-13

Darren A. Dragovich
The Western Union Company
darren.dragovich@westernunion.com

Re: The Western Union Company

Dear Mr. Dragovich:

This is in regard to your letter dated March 11, 2013 concerning the shareholder proposal submitted by Norges Bank for inclusion in Western Union's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Western Union therefore withdraws its January 24, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Michael J. Barry
mbarry@gelaw.com



March 11, 2013

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Western Union Company – Shareholder Proposal Submitted by Norges Bank

Ladies and Gentlemen:

In a letter dated January 24, 2013, we requested that the staff of the Division of Corporation Finance concur that The Western Union Company (the "Company") could exclude from its proxy materials for its 2013 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof submitted on behalf of Norges Bank (the "Proponent").

Attached as Exhibit A is a letter (the "Letter") submitted on behalf of the Proponent, dated March 8, 2013, withdrawing the Proposal. In reliance on the Letter, we hereby withdraw the January 24, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If you have any questions regarding this request or desire additional information, please contact me at (720) 332-5711.

Very truly yours,

Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

Attachments

Cc: Norges Bank, the Investment Management division
c/o Grant & Eisenhofer, P.A.

123 Justison Street, 7th Floor
Wilmington Delaware, 19801
Fax Number: 302-622-7100
Attn: Michael J. Barry

Exhibit A



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

March 8, 2013

VIA EMAIL

Darren A. Dragovich, Esquire
Vice President and Senior Counsel
Corporate Governance & Securities
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, Colorado 80112

Re: **Shareholder Proposal Submitted by Norges Bank Pursuant to Rule 14a-8**

Dear Darren:

Norges Bank submitted its proxy access shareholder proposal (the "Proposal") to The Western Union Company ("Western Union" or the "Company") on December 11, 2012. The Proposal provided for proxy access for shareholder-nominated director candidates for shareholders owning at least 1% of the Company's stock for a period of at least one year. The Company sought no-action relief from the SEC on January 24, 2013, stating the Board's intention to submit for shareholder consideration at the next annual meeting a proposal to adopt a proxy access bylaw that would implement a 3% / 3 year minimum holding requirement (the "Board's Proposal").

Subsequent to the Company's request for a no-action letter, the Company and Norges Bank discussed the Board's Proposal. As a result of these discussions, the Board has agreed to unilaterally implement the bylaw amendment allowing for proxy access at the 3% / 3 year minimum holding requirement. In consideration for the Board's adoption of this bylaw amendment, Norges Bank hereby withdraws the Proposal submitted to the Company on December 11, 2012, pursuant to SEC Rule 14a-8.

As reflected in our prior discussions, Norges Bank continues to believe that a 1% / 1 year holding requirement is a more appropriate minimum threshold to provide shareholders with the ability to nominate board candidates to be listed on the company's proxy card. Nevertheless, Norges Bank also recognizes that the Company's 3% / 3 year bylaw is a significant step in the



right direction. Norges Bank appreciates Western Union's efforts, and supports its implementation of the bylaw at this time.

Please let me know if you have any questions concerning this matter.

Sincerely,



Michael J. Barry

January 24, 2013

Via Electronic Mail
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Western Union Company – Shareholder Proposal Submitted by Norges Bank

Ladies and Gentlemen:

This letter is submitted on behalf of The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On December 11, 2012, Western Union received a letter of the same date from Michael J. Barry of Grant & Eisenhofer, P.A. (the "Proponent's Representative"). Included with this letter was a proposal (the "Shareholder Proposal") submitted on behalf of Norges Bank (the "Proponent"), intended for inclusion in the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials"). Also included with the letter was a Power of Attorney from the Proponent requesting that all communications regarding the Shareholder Proposal should be directed to the Proponent's Representative. The Company intends to omit the Shareholder Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Western Union excludes the Shareholder Proposal from its 2013 Proxy Materials for the reasons detailed below.

Western Union intends to file its definitive proxy materials for the 2013 Annual Meeting on or about April 17, 2013. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Shareholder Proposal

The Shareholder Proposal includes a resolution urging the Company's board of directors (the "Board") to adopt an amendment to the Company's by-laws (the "By-laws") to implement a form of "proxy access." Pursuant to such an amendment, a holder of 1% of the Company's common stock (or group of shareholders collectively owning such amount) who has held such stock continuously for one year would have the right, subject to certain other requirements, to include a limited number of its nominees for election to the Board, along with information relating to such nominees, in any proxy statement of the Company for a shareholder meeting at which a director is to be elected.

The Shareholder Proposal, which consists primarily of the proposed elements of the By-law amendment, also contains as part of its supporting statement the following text and website address: "Additional information regarding specific instances and issues where Western Union's corporate governance practices and performance are not in line with NBIM's expectations is available at: http://www.nbim.no/WesternUnionProxyAccessProposal2013." A copy of the Shareholder Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent's Representative is attached as Exhibit B.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting." The Company notes that it intends to present a proposal (the "Company Proposal") to its shareholders for approval at the 2013 Annual Meeting to amend the Company's By-laws to implement a form of "proxy access." The Shareholder Proposal directly conflicts with the Company Proposal.

Analysis

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposal to be Submitted to Shareholders at the 2013 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), Western Union may exclude the Shareholder Proposal from the 2013 Proxy Materials because the Shareholder Proposal directly conflicts with the Company Proposal. As the Commission noted when it amended Rule 14a-8(i)(9), it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." *See* Exchange Act Release no. 40018, n.27. Rather, Rule 14a-8(i)(9) permits exclusion of a proposal where presenting the shareholder's proposal and the company's proposal at the same shareholder meeting would present alternative (but not necessarily identical) decisions for the company's shareholders and would create the potential for inconsistent or conflicting results were both proposals to be approved. *See Equinix Inc.* (March 17, 2011).

The Shareholder Proposal contemplates that the suggested "proxy access" right would be subject to, among other things, an ownership threshold of 1% of the Company's common stock which has been held continuously for one year. The Company intends to present the Company Proposal at the 2013 Annual Meeting, which asks the shareholders to consider an amendment to the By-laws that would enable a holder of 3% of the Company's common stock (or group of shareholders collectively owning such amount) who has held such stock continuously for three years to have the right, subject to certain other requirements, to include a limited number of its nominees for election to the Board, along with information relating to such nominees, in any proxy statement of the Company relating to a shareholder meeting at which a director is to be elected. Because the Shareholder Proposal deals with a By-law amendment that also provides "proxy access," but on different terms, the Company believes that the Shareholder Proposal would be in direct conflict with the Company Proposal.

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the proponent's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. *See, e.g., Piedmont Natural Gas Company, Inc.* (November 17, 2011) (allowing exclusion of a proposal seeking approval of amendments to the company's organizational documents to reduce the voting requirements for all actions requiring the affirmative vote of more than a simple majority of votes cast to a majority vote of the outstanding shares entitled to vote, which conflicted with a company proposal to amend the organizational documents to reduce such voting requirements to an affirmative vote of 66-2/3% of the outstanding shares); *AT&T* (February 23, 2007) (concurring in excluding a proposal seeking to amend the company's by-laws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a by-law amendment limited to shareholder ratification of future severance agreements).

Furthermore, there are numerous recent examples in which the Staff granted no-action relief pursuant to Rule 14a-8(i)(9) where a shareholder-sponsored proposal contained thresholds that differed from a company-sponsored proposal because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for the shareholders. For example, in *Safeway Inc.* (January 4, 2010; *recon. denied* Jan. 26, 2010), the Staff concurred with the exclusion of a shareholder proposal requesting that Safeway amend its by-laws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings based on Safeway's representation that it would submit to shareholders for approval a proposed amendment to its certificate of incorporation and by-laws to allow shareholders who held 25% of Safeway's outstanding shares the right to call a special meeting of shareholders. Similarly, in *Liz Claiborne, Inc.* (January 13, 2010), the Staff concurred in the exclusion of a shareholder proposal requesting that Liz Claiborne amend its by-laws and each appropriate governing document to give holders of 10% of Liz Claiborne's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting based on Liz Claiborne's representation that it would submit to its shareholders for approval a proposed amendment to its certificate of incorporation and a proposed amendment to its by-laws that, if adopted by the shareholders, would permit shareholders owning not less than 35% of Liz Claiborne's outstanding stock entitled to vote generally in the election of directors to call special meetings of shareholders. In its reply letter, the Staff recognized that the shareholder proposal and the proposed amendments sponsored by Liz Claiborne directly conflicted and would present alternative and conflicting decisions for shareholders.

There are numerous other no-action letters involving substantially similar situations where the Staff has concurred in the exclusion of a proposal pursuant to Rule 14a-8(i)(9) because the numeric thresholds contemplated in the shareholder proposal conflicted with the analogous thresholds offered in the company proposal. *See, e.g., The Coca-Cola Company* (December 21, 2012); *Omnicom Group Inc.* (February 27, 2012); *ITT Corp.* (February 28, 2011); *Mattel, Inc.* (January 13, 2011); *Textron Inc.* (January 5, 2011, *recon. denied* January 12, 2011 and March 1, 2011); *Raytheon Co.* (March 29, 2010); *NiSource, Inc.* (January 6, 2010, *recon. denied* February 22, 2010); *CVS Caremark Corp.* (January 5, 2010, *recon. denied* January 26, 2010); *Honeywell International Inc.* (January 4, 2010, *recon. denied* January 26, 2010); *Medco Health Solutions, Inc.* (January 4, 2010, *recon. denied* January 26, 2010); *Baker Hughes Inc.* (December 18, 2009); *Becton, Dickinson and Co.* (November 12, 2009, *recon. denied* December 22, 2009); *H.J. Heinz Co.* (May 29, 2009); *International Paper Co.* (March 17, 2009); *Occidental Petroleum Corp.* (March 12, 2009); *EMC Corp.* (February 24, 2009).

Consistent with the precedent cited above, the Company Proposal and the Shareholder Proposal directly conflict, and inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders. Specifically, the Company Proposal, on one hand, would call for a 3% ownership threshold for three continuous years by a shareholder (or group of shareholders collectively owning such amount) in order to be eligible for the "proxy access" right described above, whereas the Shareholder Proposal, in contrast, would call for a 1% ownership threshold for one year by a shareholder (or group of shareholders collectively owning such amount) to be so eligible. Failing to exclude the Shareholder Proposal from the 2013 Proxy Materials would create the potential for inconsistent, conflicting and ambiguous results, particularly if both proposals were approved. The Board would not know whether to seek amendments to the By-laws that comport with the thresholds requested by the Proponent or as laid out in the Company Proposal. For the reasons stated above, the Company believes that the Shareholder Proposal is excludable under Rule 14a-8(i)(9).

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Shareholder Proposal may be excluded from Western Union's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (720) 332-5711.

Very truly yours,



Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

Attachments

Cc: Norges Bank, the Investment Management division
c/o Grant & Eisenhofer, P.A.
123 Justison Street, 7th Floor
Wilmington Delaware, 19801
Fax Number: 302-622-7100
Attn: Michael J. Barry

Exhibit A

Proponent's Submission

GRANT & EISENHOFER P.A.
123 JUSTISON STREET■ 7th FLOOR■ WILMINGTON, DELAWARE 19801
485 LEXINGTON AVENUE■ 29th FLOOR■ NEW YORK, NEW YORK 10117
302-622-7000■ FAX: 302-622-7100

FACSIMILE TRANSMITTAL FORM

12/11/2012

To:	7203320615	**Firm:**	
Phone:		**Fax:**	7203320615

If you experience problems with a transmission, please call (302) 622-7000 between 8:00 a.m. and 6:00 p.m.

From:	Manager Copy Center	Pages (including cover sheet):	12

SUBJECT:

Cover Message:

GRANT & EISENHOFER, P.A.

123 Justison Street, Wilmington, DE 19801
302-622-7000 # FAX: 302-622-7100

Dec 11, 2012

FACSIMILE MESSAGE TRANSMITTAL FORM

TO	COMPANY	FAX	PHONE
John R. Dye	The Western Union Company	720-332-0615	

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m and 9:00 p.m.

ORIGINAL will [X] follow will not [ ] follow

FROM: Michael J. Barry **Pages (including cover sheet):** 11

RE: Shareholder Proposal Pursuant to Rule 14a-8



485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

December 11, 2012

VIA FACSIMILE AND OVERNIGHT MAIL

John R. Dye, Esquire
Executive Vice President, General Counsel
and Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, Colorado 80112

Re: Shareholder Proposal Pursuant to Rule 14a-8

Dear Mr. Dye:

Pursuant to SEC Rule 14a-8, enclosed is a shareholder proposal (the "Proposal) submitted by Norges Bank, the central bank for the Government of Norway, for inclusion in the proxy materials to be provided by The Western Union Company (the "Company") to the Company's shareholders and to be presented at the Company's 2013 annual meeting for a shareholder vote. Also enclosed is a power of attorney ("POA") from Norges Bank Investment Management ("NBIM"), a division of Norges Bank with authority to submit proposals on behalf of Norges Bank, authorizing me to act for Norges Bank for purposes of the submission of and communications regarding the Proposal.

In addition to the Proposal and the POA, enclosed is the content of the website NBIM intends to post at the indicated URL address in support of the Proposal. NBIM will make its proposed website operational at the time the Company files its definitive proxy materials, and will not make any changes to the website content between the time the Company files its definitive proxy materials and the date of the Company's annual meeting of shareholders.

Norges Bank is the owner of over $2,000 in market value of common stock of the Company and has held such stock continuously for more than 1 year as of today's date. Norges Bank intends to continue to hold these securities through the date of the Company's 2013 annual meeting of shareholders. The required certification of Norges Bank's ownership from the record owner will be forthcoming.



Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,



Michael J. Barry

MJB/rm
Enclosures

NBIM
Norges Bank Investment Management

John R. Dye, Esquire Executive Vice President, General Counsel and Secretary The Western Union Company 12500 East Belford Avenue Mailstop M21A2 Englewood, Colorado 80112 USA	Date: December 6, 2012 Our Ref:

Dear Mr. Dye:

Power of Attorney for Grant & Eisenhofer P.A.

We, Norges Bank, the Investment Management division, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, ("NBIM"), hereby confirm the authority of Grant & Eisenhofer P.A., by the attorneys Stuart Grant and/or Michael J. Barry, to act on behalf of NBIM for purposes of submitting NBIM's shareholder proposal for inclusion in The Western Union Company's 2013 proxy materials and direct all communications to NBIM concerning the proposal to Grant & Eisenhofer P.A.

Yours sincerely,





Jan Thomsen
Chief Risk Officer
E-mail: jth@nbim.no
Tel: +47 2407 3249

Guro Heimly
Senior Legal Advisor
E-mail: guh@nbim.no
Tel: +47 2407 3112

Postal address: Norges Bank, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, Att: Guro Heimly http://www.nblm.no/WesternUnionProxyAccessProposal2013

Proxy Access: The Western Union Company

Norges Bank Investment Management submitted the following shareholder proposal for inclusion in The Western Union Company's 2013 proxy statement:

RESOLVED:

The shareholders of The Western Union Company ("Western Union") urge the board of directors (the "Board") to adopt a "proxy access" bylaw that would (1) require Western Union to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below, and (2) allow shareholders to vote on such nominee on Western Union's proxy card.

The bylaw should provide that (a) both the number of candidates a Nominator may nominate, and the number of shareholder-nominated candidates elected, pursuant to this procedure each year shall not exceed one quarter of the number of directors then serving; and (b) a Nominator must:

(1) have beneficially owned 1% or more of Western Union's outstanding common stock continuously for at least 1 year before the nomination is submitted;

(2) give Western Union written notice not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of (a) all information required under the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, to be disclosed by or relating to an individual nominated for election as a director; and (b) proof that the Nominator owns the required shares (the "Disclosure"); and

(3) certify that it will (a) assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with Western Union shareholders, including the Disclosure and Statement; and (b) comply with all applicable laws and regulations if it uses soliciting material other than Western Union's proxy materials.

The bylaw should also provide that (a) the Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"), and (b) the nominee shall be eligible to serve as a director if elected.

The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, and whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations.

SUPPORTING STATEMENT

Shareholders' right to nominate candidates for election to the board of directors is a fundamental principle of good corporate governance and board accountability. NBIM recognizes the importance of shareholder nominations and board continuity, and believes the requested requirements would help ensure appropriate use of proxy access.

NBIM believes that Western Union's corporate governance practices need improvement and that shareholder rights must be enhanced. Shareholders cannot convene an extraordinary general meeting of shareholders, and cannot act by written consent. Additional information regarding specific instances and issues where Western Union's corporate governance practices and performance are not in line with NBIM's expectations is available at:

http://www.nbim.no/WesternUnionProxyAccessProposal2013

The Securities Exchange Act of 1934, and the relevant disclosure rules and regulations thereunder, are available at:

http://www.sec.gov/about/laws/sea34.pdf;

http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=bc8264802fc43c12b1051dfe10a3f0ea&rgn=div8&view=text&node=17:3.0.1.1.1.2.88.229&idno=17; and

http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=53296ee9cc71ca5526059efc2604bc39&rgn=div8&view=text&node=17:3.0.1.1.1.2.88.238&idno=17

Please vote FOR this proposal.

A. Our Goal

Shareholders' right to nominate candidates for election to the board of directors is a fundamental principle of good corporate governance and board accountability. Norges Bank Investment Management (NBIM) urges The Western Union Company (the "Company" or "Western Union") to amend its bylaws in order to enable shareholders to nominate board candidates other than those selected by the Company itself. At the same time, we recognize the importance of shareholder nominations and board continuity. As a result, we have requested important procedural requirements to help ensure appropriate use of the proposed procedures, and intend for our proposal to work incrementally within the Company's current bylaws to help promote responsive corporate governance and improved Company and Board performance.

B. Why the Proposed Amendments are Necessary

NBIM believes that Western Union's corporate governance practices are in need of improvement and that shareholder rights must be enhanced. The right of Western Union's shareholders to nominate directors is particularly important since the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Western Union's corporate governance practices and performance are not in line with NBIM's expectations include the following:

- Western Union's shareholders cannot convene an extraordinary general meeting of shareholders; and
- Western Union's shareholders cannot act by written consent outside the general meeting of shareholders; and
- The Board has the ability to amend the Company's bylaws without shareholder approval; and
- Under the Company's Articles of Incorporation, the Board can issue shares of a new series of preferred stock with voting rights that can be used as a potential takeover defense in the event of an attempted corporate acquisition (sometimes referred to as "blank check preferred stock") without shareholder approval; and
- In its 2012 proxy statement, Western Union identified a group of 18 peer companies for purposes of executive compensation.[1] Comparing total shareholder return for Western Union and its identified peer companies, using information available from FactSet Research Systems Inc. for the five-year period December 7, 2007 through December 7, 2012, shows that Western Union has significantly underperformed its peers.[2] Western Union's total shareholder return over the five year period was -39.7% (60.3% at 12/7/2012 minus the baseline of 100), while the total shareholder return for the peer companies was +23.2% (123.2% at 12/7/2012 minus the baseline of 100), a -62.9% difference.


WU Group
TSR FactSet Graph 5 Year
WU -39.7%
Peers 23.2%
Diff -62.9%
Total Shareholder Returns
140
120
100
80
60
40
20
0
12/7/2007
12/7/2008
12/7/2009
12/7/2010
12/7/2011
12/7/2012

NBIM's proxy access proposal is designed to allow shareholder nomination of board candidates with the goal of electing a more responsive Western Union Board.

C. How the Requested Amendment is Intended to Operate

NBIM's shareholder proposal asks that Western Union's Board amend the Company's bylaws so that Western Union's proxy materials include nominees for election to the board of directors submitted by a shareholder, or group of shareholders, who satisfy the requirements set forth in the requested bylaw amendment. The current proposal is intended to allow Western Union to work within the framework of the Company's current bylaws. The shareholder(s) must have held 1% of the Company's outstanding common stock for 1 year prior to submitting the nomination. In addition, the shareholder(s) must submit the same nominee disclosure information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, as currently provided in the Company's bylaws for shareholder nominations. Any individual shareholder or shareholder group may designate nominees representing up to 25% of the total number of the Company's directors.

We propose the 1% / 1 year requirement to ensure substantial and stable shareholder interests support the candidates for board election, and yet open the possibility for qualified shareholders to make use of proxy access rights. One percent of Western Union's common stock was valued at approximately $75.9 million as of October 31, 2012, and is therefore a substantial capital investment. These thresholds are intended to avoid inappropriate use of proxy access rights.

Under Western Union's current bylaws, in the event the number of candidates for election as directors exceeds the number of directors to be elected, directors are elected by a plurality vote standard. Thus, under the requested bylaw amendment, in the event the Company nominates a full slate of directors for election, a shareholder nominated candidate in that same election will be elected if he or she receives more votes than at least one of the Board's candidates, subject to a limitation that no more than 25% of the Board seats can be filled by shareholder nominees in any election. This limitation is intended to give shareholder candidates a material influence on the Board, but will not result in a disruptive change of control of the Board.

A practical example of how the board nomination and election process would work under the requested bylaw amendment is as set forth below. The example is provided for illustrative purposes only and is not intended to represent the Company's current proxy statement with respect to electing directors:

1. Hypothetical Overview of Board / Nominees

- Western Union's Board has 10 seats.
- Any shareholder may nominate directors up to 25% of the board seats. With 10 seats, this is a maximum of 2 nominees per shareholder or shareholder group.
- In this hypothetical year the Company nominates 10 candidates (the Company amended its bylaws in 2012 to declassify the Board).
- Two shareholders or groups nominate 2 candidates each.
- The company's ballot will include 14 nominees, consisting of the 10 company nominees and the 4 shareholder nominees.

- Each shareholder may vote FOR a maximum of 10 candidates and against as many candidates it wants.

2. Example Vote Outcomes Based on Above Nominations

- If one shareholder nominee receives more votes than the company nominee receiving the fewest votes, then that shareholder nominee would be elected to the board along with the other 9 company nominees.
- If 2 shareholder nominees receive more votes than the company nominees receiving the fewest votes, then those 2 shareholder nominees would be elected to the board along with the 8 company nominees who received greater shareholder support.
- HOWEVER, if 3 or more shareholder nominees receive more votes than certain of the candidates nominated by the company, the requested 25% election cap is triggered and ONLY the 2 shareholder nominees receiving the greatest number of votes would be elected to the board. The resulting board, therefore, would consist of the 2 shareholder nominated candidates who received the greatest number of votes, and the 8 company nominated candidates who received the greatest number of votes.

D. Conclusion

NBIM questions the effectiveness of Western Union's corporate governance systems and the independence of the board's decision making process in serving the shareholders' interests. In order for shareholders to have a greater opportunity to remedy these governance weaknesses, we urge shareholders to vote FOR this proposal.

---

[1] The peer companies identified are: Ameriprise Financial; ADP; Charles Schwab; CME Group; Comerica; Discover Financial Services; eBay; Fidelity National; FiServ; Global Payments; Intuit; MasterCard; MoneyGram; Northern Trust; Nasdaq OMX; State Street; Total System Services; and Visa.

[2] The total shareholder return comparison for Western Union versus its self-identified peers was generated as follows: for Western Union and the peer group companies identified by the Company in its compensation statement in its 2012 proxy filing, a total shareholder return series, weekly and rebased to 100 on December 7, 2007, was downloaded from FactSet. Based on the total return series for the peer group, exclusive of Western Union, a consolidated peer company index was computed, using an equal weighted average for each weekly index number. This index number is then compared to the Western Union total shareholder return.

RESOLVED:

The shareholders of The Western Union Company ("Western Union") urge the board of directors (the "Board") to adopt a "proxy access" bylaw that would (1) require Western Union to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below, and (2) allow shareholders to vote on such nominee on Western Union's proxy card.

The bylaw should provide that (a) both the number of candidates a Nominator may nominate, and the number of shareholder-nominated candidates elected, pursuant to this procedure each year shall not exceed one quarter of the number of directors then serving; and (b) a Nominator must:

(1) have beneficially owned 1% or more of Western Union's outstanding common stock continuously for at least 1 year before the nomination is submitted;

(2) give Western Union written notice not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of (a) all information required under the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, to be disclosed by or relating to an individual nominated for election as a director; and (b) proof that the Nominator owns the required shares (the "Disclosure"); and

(3) certify that it will (a) assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with Western Union shareholders, including the Disclosure and Statement; and (b) comply with all applicable laws and regulations if it uses soliciting material other than Western Union's proxy materials.

The bylaw should also provide that (a) the Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"), and (b) the nominee shall be eligible to serve as a director if elected.

The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, and whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations.

SUPPORTING STATEMENT

Shareholders' right to nominate candidates for election to the board of directors is a fundamental principle of good corporate governance and board accountability. NBIM recognizes the importance of shareholder nominations and board continuity, and believes the requested requirements would help ensure appropriate use of proxy access.

NBIM believes that Western Union's corporate governance practices need improvement and that shareholder rights must be enhanced. Shareholders cannot convene an extraordinary general meeting of shareholders, and cannot act by written consent. Additional information regarding specific instances and issues where Western Union's corporate governance practices and performance are not in line with NBIM's expectations is available at:

http://www.nbim.no/WesternUnionProxyAccessProposal2013

The Securities Exchange Act of 1934, and the relevant disclosure rules and regulations thereunder, are available at:

http://www.sec.gov/about/laws/sea34.pdf;

http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=bc8264802fc43c12b1051dfe10a3f0ea&rgn=div8&view=text&node=17:3.0.1.1.1.2.88.229&idno=17; and

http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=53296ee9co71ca5526059efc2604bc39&rgn=div8&view=text&node=17:3.0.1.1.1.2.88.238&idno=17

Please vote FOR this proposal.

<u>Exhibit B</u>

Correspondence

WESTERN UNION

December 13, 2012

VIA FEDERAL EXPRESS

Michael J. Barry
~~Director, Grant & Eisenhofer P.A.~~
123 Justison Street
Wilmington, DE 19801
Tel: (302) 622-7065
mbarry@gelaw.com

Re: Shareholder Proposal for the 2013 Annual Meeting

Dear Mr. Barry:

On December 11, 2012, The Western Union Company (the "Company") received by facsimile your letter dated December 11, 2012. Included with the letter was a proposal (the "Proposal"), submitted by you on behalf of Norges Bank, the Investment Management division of Norges Bank ("Norges"), intended for inclusion in the Company's proxy materials (the "2013 Proxy Materials") for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), you must also provide a written statement that you intend to continue to own the required amount of securities through the date of the 2013 Annual Meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that Norges has been a registered holder of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), Norges must therefore prove its eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of its stock (usually a broker or bank) verifying that it has continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including December 11, 2012, which is the date you submitted the Proposal; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by Norges with the Securities and Exchange Commission (the "SEC") that demonstrates its ownership of the requisite number of shares for at least the one-year period prior to and including December 11, 2012 (i.e., the date you submitted the Proposal), along with a written statement that (i) Norges has owned such shares for the one-year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the 2013 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

Norges can confirm whether its broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website at www.dtcc.com. If Norges' broker or bank is a DTC participant or an affiliate of a DTC participant, then it will need to submit a written statement from its broker or bank verifying that, as of the date its letter was submitted, it continuously held the requisite amount of securities for at least one year. If its broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, it will need to ask its broker or bank to identify the DTC participant through which its securities are held and have that DTC participant provide the verification detailed above. Norges may also be able to identify this DTC participant or affiliate from its account statements because the clearing broker listed on its statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know Norges' holdings, Norges can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time its proposal was submitted, the required amount of securities was continuously held for at least one year: one statement from its broker confirming Norges' ownership and one from the DTC participant confirming the broker's ownership.

Norges has not yet submitted evidence establishing that it satisfies these eligibility requirements. Please note that if Norges intends to submit such evidence, its response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively. If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (720) 332-5711 or by email at Darren.Dragovich@westernunion.com.

Very truly yours,



Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

Attachments

Exhibit A

Rule 14a-8

§ 240.14a-8 Shareholder proposals.

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may

wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit B

SLB 14F



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

<u>Exhibit C</u>

SLB 14G



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm


RECEIVED
DEC 27 2012

GRANT & EISENHOFER P.A.
123 JUSTISON STREET ■ 7th FLOOR ■ WILMINGTON, DELAWARE 19801
485 LEXINGTON AVENUE ■ 29th FLOOR ■ NEW YORK, NEW YORK 10117
302-622-7000 ■ FAX: 302-622-7100

FACSIMILE TRANSMITTAL FORM

12/27/2012

To:	7203320615	**Firm:**	
Phone:		**Fax:**	7203320615

If you experience problems with a transmission, please call (302) 622-7000 between 8:00 a.m. and 6:00 p.m.

From:	Copy Center	Pages (including cover sheet):	4

SUBJECT:

Cover Message:

GRANT & EISENHOFER, P.A.
123 Justison Street, Wilmington, DE 19801
302-622-7000 # FAX: 302-622-7100

Dec 27, 2012

FACSIMILE MESSAGE TRANSMITTAL FORM

TO	COMPANY	FAX	PHONE
John R. Dye, Esquire Executive Vice President, General Counsel and Secretary	The Western Union Company	720-332-0615	
Darren A. Dragovich, Esquire Vice President and Senior Counsel Corporate Governance & Securities	The Western Union Company	720-332-0615	

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m and 9:00 p.m.

ORIGINAL will [X] follow will not [ ] follow

FROM: Michael J. Barry **Pages (including cover sheet):** 3

RE: Shareholder Proposal Submitted by Norges Bank Pursuant to Rule 14a-8



Grant & Eisenhofer P.A.
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

December 27, 2012

VIA FACSIMILE AND OVERNIGHT MAIL

John R. Dye, Esquire
Executive Vice President, General Counsel
and Secretary
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, Colorado 80112

Darren A. Dragovich, Esquire
Vice President and Senior Counsel
Corporate Governance & Securities
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, Colorado 80112

Re: **Shareholder Proposal Submitted by Norges Bank Pursuant to Rule 14a-8**

Gentlemen:

This letter responds to Mr. Dragovich's correspondence, received by us on December 14, 2012, and supplements the shareholder proposal submitted to The Western Union Company (the "Company") pursuant to Rule 14a-8 by Norges Bank on December 11, 2012.

Please find enclosed a letter from JPMorgan Chase Bank, N.A., DTC participant number 0902, confirming that as of December 11, 2012, Norges Bank owned over $2,000 in market value of the Company's common stock continuously for over a year when the proposal was submitted on that same date.

This letter also serves to reaffirm Norges Bank's commitment to hold the stock through the date of the Company's 2013 annual meeting.

If you have any questions, please call or email me.

Sincerely,

Michael J. Barry

MJB/rm
Enclosure



J.P.Morgan

J.P. Morgan Chase Bank, N.A.
Chaseside,
Bournemouth,
BH7 7DA
UK

21st December 2012

To Whom It May Concern:

Re: WESTERN UNION COMPANY *** FISMA & OMB Memorandum M-07-16 ***

Please accept our confirmation that, as at 11th December 2012 and for a minimum of one year prior, we, J.P. Morgan Chase Bank, N.A., have consistently held at least USD $2,000 of the entitled voting share capital in WESTERN UNION COMPANY (the "Company") on behalf of the following customer:

BENEFICIAL OWNER NAME
NORGES BANK (on behalf of the Government of Norway)

Executed on 21st December 2012 in Bournemouth, UK.

Yours faithfully,

For and on behalf of
J.P. Morgan Chase Bank, N.A.

For and on behalf of
J.P. Morgan Chase Bank, N.A.

J.P.Morgan

J.P. Morgan Chase Bank, N.A.
Chaseside,
Bournemouth,
BH7 7DA
UK

21st December 2012

To Whom It May Concern:

Re: WESTERN UNION COMPANY *** FISMA & OMB Memorandum M-07-16 ***

Please accept our confirmation that, as at 11th December 2012 and for a minimum of one year prior, we, J.P. Morgan Chase Bank, N.A., have consistently held at least USD $2,000 of the entitled voting share capital in WESTERN UNION COMPANY (the "Company") on behalf of the following customer:

BENEFICIAL OWNER NAME
NORGES BANK (on behalf of the Government of Norway)

Executed on 21st December 2012 in Bournemouth, UK.

Yours faithfully,

For and on behalf of
J.P. Morgan Chase Bank, N.A.

For and on behalf of
J.P. Morgan Chase Bank, N.A.

J.P.Morgan

J.P. Morgan Chase Bank, N.A.
Chaseside,
Bournemouth,
BH7 7DA
UK

21st December 2012

To Whom It May Concern:

Re: WESTERN UNION COMPANY *** FISMA & OMB Memorandum M-07-16 ***

Please accept our confirmation that, as at 11th December 2012 and for a minimum of one year prior, we, J.P. Morgan Chase Bank, N.A., have consistently held at least USD $2,000 of the entitled voting share capital in WESTERN UNION COMPANY (the "Company") on behalf of the following customer:

BENEFICIAL OWNER NAME
NORGES BANK (on behalf of the Government of Norway)

Executed on 21st December 2012 in Bournemouth, UK.

Yours faithfully,

For and on behalf of
J.P. Morgan Chase Bank, N.A.

For and on behalf of
J.P. Morgan Chase Bank, N.A.

J.P.Morgan

J.P. Morgan Chase Bank, N.A.
Chaseside,
Bournemouth,
BH7 7DA
UK

21st December 2012

To Whom It May Concern:

Re: WESTERN UNION COMPANY *** FISMA & OMB Memorandum M-07-16 ***

Please accept our confirmation that, as at 11th December 2012 and for a minimum of one year prior, we, J.P. Morgan Chase Bank, N.A., have consistently held at least USD $2,000 of the entitled voting share capital in WESTERN UNION COMPANY (the "Company") on behalf of the following customer:

BENEFICIAL OWNER NAME
NORGES BANK (on behalf of the Government of Norway)

Executed on 21st December 2012 in Bournemouth, UK.

Yours faithfully,

For and on behalf of
J.P. Morgan Chase Bank, N.A.

For and on behalf of
J.P. Morgan Chase Bank, N.A.

J.P.Morgan

J.P. Morgan Chase Bank, N.A.
Chaseside,
Bournemouth,
BH7 7DA
UK

21st December 2012

To Whom It May Concern:

Re: WESTERN UNION COMPANY *** FISMA & OMB Memorandum M-07-16 ***

Please accept our confirmation that, as at 11th December 2012 and for a minimum of one year prior, we, J.P. Morgan Chase Bank, N.A., have consistently held at least USD $2,000 of the entitled voting share capital in WESTERN UNION COMPANY (the "Company") on behalf of the following customer:

BENEFICIAL OWNER NAME
NORGES BANK (on behalf of the Government of Norway)

Executed on 21st December 2012 in Bournemouth, UK.

Yours faithfully,

For and on behalf of
J.P. Morgan Chase Bank, N.A.

For and on behalf of
J.P. Morgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A. Organised under the laws of U.S.A. with limited liability. Main Office 1111 Polaris Parkway, Columbus, Ohio 43240
Registered as a branch in England & Wales branch No. BR000746. Registered Branch Offi:a 125 London Wall, London EC2Y 5AJ.
Authorised and regulated by the Financial Services Authority